Exhibit 99.1

Pop Culture Group Co., Ltd Announces 10 for 1 Share Consolidation

XIAMEN, China, July 8, 2026 /PRNewswire/ -- Pop Culture Group Co., Ltd (NASDAQ: CPOP) (the “Company”), today announced that it will effect a share consolidation of its Class A ordinary shares of par value US$0.01 each (the “Class A Ordinary Shares”), Class B ordinary shares of par value US$0.01 each (the “Class B Ordinary Shares”) and Class C ordinary shares of par value US$0.01 each (the “Class C Ordinary Shares”) at a ratio of 10-for-1, effective on July 13, 2026 (the “Share Consolidation”). The Company’s Class A Ordinary Shares are expected to begin trading on a post-consolidation basis at the open of the market session on July 13, 2026. Upon the market opening on July 13, 2026, the Company’s Class A Ordinary Shares will continue to trade on The Nasdaq Capital Market under the symbol “CPOP” with the new CUSIP number G71700127.

Prior to the Share Consolidation, 113,810,733 Class A Ordinary Shares are issued and outstanding. As a result of the Share Consolidation, every 10 shares (or part thereof) will be combined into one (1) share, with fractional shares rounded up to the next whole share, and approximately 11,381,074 Class A Ordinary Shares will be issued and outstanding after the Share Consolidation. The Company is authorized to issue 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each. All outstanding stock options, warrants and other rights to purchase the Company’s Class A ordinary shares will be adjusted proportionately as a result of the Share Consolidation.

Upon the effectuation of the Share Consolidation, shareholders holding shares through a bank, broker or other nominee will have their shares automatically adjusted to reflect the Share Consolidation. Beneficial holders may contact their bank, broker or nominee for more information. Please direct any questions to your broker or the Company’s transfer agent, Transhare Corporation, by calling +1 303-662-1122.

About Pop Culture Group Co., Ltd

Pop Culture Group Co., Ltd is a Chinese pop culture company headquartered in Xiamen, China. The Company aims to promote Chinese pop culture and its values while fostering cultural exchanges between the United States and China. With the values of Chinese pop culture at its core and the younger generation as its primary target audience, the Company hosts entertainment events, operates Chinese pop culture online programs, and provides event planning and execution services and brand promotion services to corporate clients. In recent years, the Company has focused on developing and hosting its own Chinese pop culture events. For more information, visit the Company’s website at http://ir.cpop.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For Investor and Media Inquiries Please Contact:

Pop Culture Group Co., Ltd

Investor Relations Department

Email: bodo@cpop.cn

Phone: + 86-0592-5968169